Points International Announces Changes to Board of Directors

• Stephen K. Bannon appointed Chairman of the Board

TORONTO, February 15, 2007, Points International Ltd. (TSX: PTS; OTC: PTSEF; "Points" or the "Company"), the owner and operator of Points.com, the world's leading reward program management portal, announced today several changes to its Board of Directors ("Board").

The Company has appointed Stephen K. Bannon as Chairman of the Board, effective immediately. Douglas Carty, who is stepping down as Chairman, will remain a member of the Board and Chairman of the Audit Committee. The Company also announced that it has accepted the resignation of Jonathan Merriman and Brendon Ross as members of the Board. As a result of Brendan Ross’ resignation, IAC/InterActiveCorp will now have two Board members versus its previous three until such time as it elects to fill this vacancy. In total, the Board will now contain eight members.

"I would like to join the rest of the Board in thanking Jon and Brendan for their dedicated service and important contributions towards helping shape Points’ business strategy and strengthening its position in the marketplace," commented Rob MacLean, Points International’s Chief Executive Officer. "We also want to specifically thank Doug for his tremendous leadership over the past seven years. His counsel and support have played a key role in the growth and success that Points has achieved thus far, and we look forward to continuing to benefit from his experience as he remains an essential member of our Board."

Mr. MacLean added, "I would also like to welcome Steve to the Board. Steve brings an incredible wealth of knowledge and experience and tremendous leadership skills that we believe will help take the Company to the next level of success. We are very pleased that he is joining our team."

Mr. Bannon is currently Chairman of Genius Products, Inc. and Vice Chairman of the Board of IGE, the largest company in the asset trading industry for massively multi-player video games. Mr. Bannon is a former Goldman Sachs investment banker with 20 years experience in the media and entertainment industries.

"I’ve known Steve Bannon for many years and am very pleased that he has agreed to lead Points’ Board of Directors," commented Jon Merriman. "His deep capital markets expertise, extensive high level contacts and energy will be a tremendous asset to Points and its shareholders. As Chairman, I believe Steve will enhance the Board's ability to assist the Company in an important period of rapid growth. I look forward to continuing to work with the Company as a significant shareholder."

"Points is a dynamic company led by a strong management team with a tremendous product offering and I am excited to join the Board to help support management in building on its proven track record," said Stephen Bannon. "I look forward to leading the Points Board as the Company continues to capitalize on its technological and market achievements."

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

For more information contact:

POINTS INTERNATIONAL

For investor relations:
Christopher Barnard, President, Points International Ltd., (416) 596-6381, christopher.barnard@points.com;
Allyson Pooley, Integrated Corporate Relations, (310) 954-1100, Allyson.Pooley@icrinc.com.
Corporate website: www.points.com/corporate

For partnerships and other inquiries:
Peter Lockhard, Senior Vice President Partners, Points International Ltd., (416) 596-6392, peter.lockhard@points.com.